Employee engagement, retention, and diversity through AI

Lead makes it easy for any organization to build an internal mentorship network and create unbiased promotion pipelines to increase employee retention and corporate diversity.



Yumi Alyssa Kimura

Founder&CEO of Lead Tech (AI for mentorship, employee retention and diversity), Public speaker(NHK, Nihon TV, GMIC etc)

San Francisco Bay Area

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 **Lead Tech (LeadForCareer)**

 **Kwansei Gakuin University**

 **See contact info**

 **500+ connections**

Yumi is the CEO and Co-Founder of Lead, a San Francisco software startup platform that improves employee engagement, retention and diversity through AI. Lead increases employee happiness through self-development, mentorship matching, and data insights. This helps companies maximize ...

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Articles & activity

7,356 followers

 **Open letter to Business Insider: Regarding my...**

Yumi Alyssa Kimura
Published on LinkedIn

Re: An exec at a $4.4 billion tech company fired a woman then put her on blast in a team-wide memo: Inside the nightmarish culture of a fast-growing Chinese beauty app...   ...see more

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According to TechCrunch, while there has been $96.7 billion in...
Yumi Alyssa shared this
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ダイバシティーについての話題ですが、情報を簡単に纏めました。2018...
Yumi Alyssa shared this
6 Likes

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Experience

 **Founder&CEO**

Lead Tech (LeadForCareer)
May 2017 – Present · 1 yr 7 mos
San Francisco Bay Area

Lead uses the power of AI to engage, retain high-quality employees, and increase diversity in the workplace. Lead increases employee happiness through self-development, mentorship matching, and data insights. Our solutions help companies maximize human capital and create unbiased leadership & promotion pipelines to increase diversity through the organization.

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Spinnaker Partners,Inc.

Partner & Co-Founder

Spinnaker Partners,Inc.

Mar 2013 – Present · 5 yrs 9 mos

San Francisco Bay Area

Yumi is a US Business Partner at Spinnaker Partners - A business consulting company based in Tokyo that participates actively in the technology & investment segments in Silicon Valley.

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Meitu, Inc.

(The First) Japan Country Manager

Meitu, Inc.

Mar 2016 – Apr 2017 · 1 yr 2 mos

Within 23 wards, Tokyo, Japan

Built the entire team from scratch, product managed, and localized BeautyPlus & MakeupPlus apps. Helped build brand awareness, partnerships, and revenue from scratch. The Japan team to increased users mainly through organic growth and made achieve a 33% market penetration among Japanese females.... See more

A global recruiting firm

Recruiting Consultant

A global recruiting firm

Oct 2012 – Mar 2013 · 6 mos

Within 23 wards, Tokyo, Japan

Recruited information technology related positions and FMCG, fashion related positions.

Japan Technology Market

Consultant

Japan Technology Market

Jun 2012 – Sep 2012 · 4 mos

Within 23 wards, Tokyo, Japan

M&A related work in bio-technology and hardware industries.
Developed new business relations with Chinese government offices. Translated technology presentations, reviewed legal documents.

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Education

Kwansei Gakuin University

Kwansei Gakuin University

Bachelor of Laws (LL.B.), Business law& International law

Activities and Societies: International Club

International Business Course, including but not limited to
Commercial Law, Corporation Law, Tax Law, International Business Law,

Accounting, Marketing, Entrepreneur(Business Management & Finance)

Berkeley City College

Berkeley City College

N/A, Accounting and Business/Management

TAC Correspondence School

TAC Correspondence School

BATIC(bookkeeper & accounting), Accounting

Nissyo Boki level 2
BATIC 1

Volunteer Experience

Japanese Chinese Bi-

Organizer / Leader

Japanese Chinese Bi-culture Group

Jan 2009 – Sep 2012 • 3 yrs 9 mos





Outreach Committee Member for AI Ethics
IEEE
Jan 2018 – Present • 11 mos
Science and Technology

Outreach committee of the IEEE Global Initiative for Ethical Considerations in Intelligent and Autonomous Systems.

Skills & Endorsements

International Business · 99+

Endorsed by **John Freeborn and 6 others who are highly skilled at this**

Strategic Planning · 99+

Endorsed by **Ben Ng, who is highly skilled at this**

Endorsed by **2 of Yumi Alyssa's colleagues at Meitu, Inc.**

Marketing · 99+

Endorsed by **Peter Paul K. and 1 other who is highly skilled at this**

Endorsed by **2 of Yumi Alyssa's colleagues at Meitu, Inc.**

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